[SIDLEY LETTERHEAD]

February 26, 2010

VIA EDGAR

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Post-Effective Amendments to the Registration Statements on Form N-1A of each fund (each, a “Fund” and collectively, the “Funds”) listed on Appendix A

Dear Mr. Ganley:

On behalf of each Fund listed on Appendix A to this letter, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendments (the “Amendments”), as numbered on Appendix A, to each Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendments are being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that they become effective on February 26, 2010.

The Amendments are being filed for the purpose of updating the financial statements and other information and to make other non-material changes. We have reviewed the Amendments and represent that they do not contain disclosures which would render them ineligible to become effective pursuant to Rule 485(b).

The Amendments also contain the Funds’ responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 17, 2010 regarding each Fund’s Post-Effective Amendment to its Registration Statement filed with the Commission on December 24, 2009. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings

February 26, 2010

set forth in the relevant Registration Statement(s). The Staff’s comments have been categorized as “Comments to the Summary Prospectus of each Equity Fund,” and “Fund-Specific Comments,” and the comments have been grouped accordingly under each category.

Comments to the Summary Prospectus of each Equity Fund

Comment 1:	Fee Table: Please delete footnote #1 to the Fee Table, which discloses the contingent deferred sales charge assessed on certain redemptions of Investor A Shares.

Response:	The Funds respectfully decline to delete footnote 1 to the Fee Table. The Funds refer the Staff to the correspondence filed with Post-Effective Amendment No. 20 to BlackRock Global SmallCap Fund, Inc., File Nos. 033-53399 and 811-07171 by Willkie Farr & Gallagher LLP, which outlines the Funds’ responses to the Staff’s prior comments and discusses the Funds’ rationale for not deleting footnote #1 to the Fee Table.

Fund Specific Comments: BlackRock International Fund of BlackRock Series, Inc.

Comment 2:	Investment Objective: Delete the investment strategy language (“through investments primarily in a diversified portfolio of equity securities of companies located outside the U.S.”) from the Fund’s investment objective under “Investment Objective” unless this language is a fundamental policy of the Fund.

Response:	The investment objective as it currently appears in the prospectus is a fundamental policy of the Fund which cannot be changed without a shareholder vote.

Comment 3:	Fee Table: Delete the footnote describing the administration fees. The administration fees should be presented as a parenthetical to the “Other Expenses” line item or as a sub-category of “Other Expenses” in the fee table.

Response:	The requested change has been made. The administration fees are now shown as a sub-category of “Other Expenses” in the fee table.

Comment 4:	Fee Table: Delete the footnote stating that “Other Expenses” includes the Master Portfolio’s acquired fund fees and expenses, which are less than 0.01%.

Response:	The requested change has been made.

Comment 5:	Investment Strategy: In the fifth paragraph of the “Principal Investment Strategies of the Fund”, please delete “anticipates it”. The Fund either will or will not allocate its total assets as set forth therein.

Response:	The requested change has been made.

February 26, 2010

Comment 6:	Principal Risks: The Geographic Concentration Risk disclosure currently states that the Fund “may invest a substantial amount of its assets in issuers located in a single country or a limited number of countries.” If there is more than a momentary blip during which the Fund is substantially invested in a particular country, the Fund should sticker the prospectus to include the risks of investing in that particular country. No revision is required at this time if the Fund’s investments are not currently concentrated in any country.

Response:	The Fund will monitor its concentration in the various countries in which it invests and will sticker the prospectus if the Fund determines that additional risk disclosure is necessary due to a substantial investment in a particular country.

Fund Specific Comments: BlackRock Global Emerging Markets Fund, Inc.

Comment 7:	The prospectus states that, under normal conditions, the Fund “invests at least 80% of total assets in equity securities of issuers located in countries with developing capital markets.” This is consistent with the names rule. However, because the term “global” is also in the name, there is implied diversification. The Fund should include a statement that it intends to be invested in at least three emerging market countries at all times.

Response:	The requested change has been made. The prospectus now includes the following statement: “The Fund normally invests in at least three different countries at any given time.”

Comment 8:	Principal Risks: The New Issues Risk disclosure defines new issues as “initial public offerings of U.S. equity securities.” Please confirm that this is correct and that new issues refers only to U.S. equity securities. Additionally, if new issues are a principal investment strategy, please add this to “Principal Investment Strategies of the Fund”.

Response:	The Fund has confirmed that new issues includes both U.S. and non-U.S. equity securities. The risk disclosure has been revised accordingly. The Fund has added investing in new issues to “Principal Investment Strategies of the Fund”.

Fund Specific Comments: BlackRock Latin America Fund, Inc.

Comment 9:	Principal Risks: Derivatives Risk is listed as a principal risk of the Fund, but is not mentioned in “Principal Investment Strategies.” Please confirm that derivatives are a principal investment strategy, and if so, include them as a strategy under “Principal Investment Strategies.”

Response:	The Fund has confirmed that investing in derivatives is a principal investment strategy, and investing in derivatives has now been added to “Principal Investment Strategies of the Fund”.

February 26, 2010

Comment 10:	Principal Risks: The New Issues Risk disclosure defines new issues as “initial public offerings of U.S. equity securities.” Please confirm that this is correct and that new issues refers only to U.S. equity securities. Additionally, if new issues are a principal investment strategy, please add this to “Principal Investment Strategies of the Fund”.

Response:	The Fund has confirmed that new issues includes both U.S. and non-U.S. equity securities. The risk disclosure has been revised accordingly. The Fund has added investing in new issues to “Principal Investment Strategies of the Fund”.

Fund-Specific Comments: BlackRock Liquidity Funds Generally

Comment 11:	Fee Table: Explain if the footnote describing the Fund’s participation in the Treasury Guarantee Program is necessary.

Response:	The footnote describes certain fees that were paid by the Fund in the prior fiscal year. This fee has been backed out of “Other Expenses” since it is not a recurring expense.

Comment 12:	Fee Table: The footnote describing the fee waiver should be deleted since the fact that BlackRock can terminate the waiver agreement unilaterally may cause the waiver agreement to have a term shorter than one year.

Response:	The Funds have amended their expense limitation agreement with BlackRock so that BlackRock cannot unilaterally terminate the waiver agreement. The revised footnote will reflect this amendment.

Comment 13:	Fee Table: There is currently a footnote to the fees and expenses table stating “Fund currently active, but no assets in share class.” Is this an appropriate place for the footnote? If a Fund or share class of a Fund is not offered, the prospectus should include a statement to that effect in the beginning.

Response:	The Fund is currently active and the share class of that Fund is being offered. However, there are currently no assets in that Fund’s share class.

Comment 14:	The summary risk disclosure is lengthy. Consider shortening the summary risk disclosure and providing expanded disclosure in the “Details About the Funds” section.

Response:	The Funds believe the summary risk disclosure is an appropriate length and, therefore, the summary risk disclosure has not been revised in response to this comment.

Comment 15:

Principal Risks: Please confirm that Credit Risk is a principal risk of TempFund and Treasury Trust Fund. The disclosure states that the Funds “will only purchase securities that present minimal credit risk as determined by the Fund’s investment manager …”

February 26, 2010

Response:	The Funds believe that, although they intend to only purchase securities that present minimal credit risk, given the current economic climate, credit risk is still applicable as a material risk of the Funds.

Comment 16:	Purchase and Sale of Fund Shares: Please confirm that a shareholder may only purchase or redeem shares of a Fund each day on which both the New York Stock Exchange and the Federal Reserve Bank of Philadelphia are open for business. If this is true, does this run contrary to the requirements of Rule 22c-1 under the 1940 Act?

Response:	The Funds confirm that a shareholder may only purchase or redeem shares of a Fund each day on which both the New York Stock Exchange and the Federal Reserve Bank of Philadelphia are open for business. Pursuant to Rule 22c-1(b) under the 1940 Act, the “current net asset value of [a] security shall be computed no less frequently than once daily, Monday through Friday, at the specific times during the day that the board of directors of the investment company sets, in accordance with paragraph (e) of this section except on … (iii) Customary national business holidays described or listed in the prospectus and local and regional business holidays listed in the prospectus.” In the “Account Information – Price of Fund Shares” section, the prospectus sets out the days on which the New York Stock Exchange is open and the Federal Reserve Bank of Philadelphia is closed, and vice versa. The Funds believe that this is consistent with Rule 22c-1.

Fund-Specific Comments: TempCash of BlackRock Liquidity Funds

Comment 17:	Principal Risks: The Concentration Risk disclosure states that a “substantial part of the Fund’s portfolio, 25% or more, may be comprised of securities issued by companies in the financial services industry.” The Staff’s policy is that a fund should state whether it will or will not be concentrated in a specific industry and not use permissive language. Please revise accordingly.

Response:	The requested change has been made. The Fund has revised its Concentration Risk disclosure to state that a “substantial part of the Fund’s portfolio, 25% or more, will, under normal circumstances, be comprised of securities issued by companies in the financial services industry.”

Fund-Specific Comments: Treasury Trust Fund of BlackRock Liquidity Funds

Comment 18:	Principal Risks: Please explain the Liquidity Risk disclosure.

Response:

We have removed the Liquidity Risk disclosure in the Summary section. The disclosure, which states that the Fund may from time to time engage in portfolio trading for liquidity purposes, has been moved to the “Principal Investment Strategies of the Fund.”

February 26, 2010

In addition, the following principal risk has been added:

Trading Risk – In selling securities prior to maturity, the Fund may realize a price higher or lower than that paid to acquire such securities, depending upon whether interest rates have decreased or increased since their acquisition. In addition, shareholders in a state that imposes an income tax should determine through consultation with their own tax advisors whether the Fund’s interest income, when distributed by the Fund, will be considered by the state to have retained exempt status, and whether the Fund’s capital gain and other income, if any, when distributed, will be subject to the state’s income tax.

Fund-Specific Comments: MuniFund, MuniCash, California Money Fund and New York Money Fund, each of BlackRock Liquidity Funds

Comment 19:	Principal Risks: Explain how Foreign Exposure Risk is a risk of MuniFund, MuniCash, California Money Fund and New York Money Fund.

Response:	The Funds may invest in variable rate demand notes that are issued by municipalities. Such variable rate demand notes may be backed by letters of credit from foreign banks. Therefore, the Funds believe that Foreign Exposure Risk is relevant and a principal risk of investing in the Funds.

Comment 20:	Principal Risks: Consider combining the risk disclosure for Special Risks Affecting the California Money Fund or Special Risks Affecting New York Money Fund (as applicable) with the Municipal Securities Risk.

Response:	The Funds considered combining the state specific risk factor with the Municipal Securities Risk, but believe that the current presentation is the appropriate way to disclose these risk factors.

Comment 21:	Principal Risks: The Special Risks Affecting the California Money Fund and Special Risks Affecting New York Money Fund disclosures include a statement that each Fund may invest more than 25% of its assets in Municipal Obligations, the interest from which is paid solely from revenues of similar projects. Does this run contrary to the Funds’ concentration policy?

Response:

This language is consistent with the Funds’ investment restrictions, which state that “each Fund may not purchase any securities which would cause 25% or more of the Fund’s total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, provided that there is no limitation with respect to obligations issued or guaranteed by the U.S. government, any state or territory of the United States, or any of their agencies, instrumentalities or political subdivisions.”

February 26, 2010

However, to avoid any confusion, the Funds have added Concentration Risk to the principal risks.

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Each Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to each Fund’s documents.

Please do not hesitate to contact me at (212) 839-5583 if you have comments or if you require additional information regarding each Fund’s Registration Statement.

Respectfully submitted,

/s/ Ellen W. Harris

Ellen W. Harris

cc:	Denis Molleur
Edward Baer
Douglas McCormack
Aaron Wasserman
John A. MacKinnon

February 26, 2010

Appendix A

BlackRock Series, Inc.

BlackRock International Fund

File Nos. 333-56203 and 811-08797

Re: Post-Effective Amendment No. 15

BlackRock Global Emerging Markets Fund, Inc.

File Nos. 33-28248 and 811-5723

Re: Post-Effective Amendment No. 27

BlackRock Latin American Fund, Inc.

File Nos. 33-41622 and 811-6349

Re: Post-Effective Amendment No. 23

BlackRock Liquidity Funds

TempFund

TempCash

FedFund

T-Fund

Federal Trust Fund

Treasury Trust Fund

MuniFund

MuniCash

California Money Fund

New York Money Fund

File Nos. 2-47015 and 811-2354

Re: Post Effective Amendment No. 89